AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 2001.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )

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                         Citizens First Financial Corp.
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                                (Name of Issuer)
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                          Common Stock $ .01 Par Value
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                         (Title of Class of Securities)
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                                   174623-10-8
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                                 (CUSIP Number)
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                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
                                February 22, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP NO.  174623-10-8                                       Page 2 of 6 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    43-1521079
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*      (a)   |_|
                                                                 (b)   |_|

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*
                    OO (Internal Funds)
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5          CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
           TO |_| ITEMS 2(d) OR 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA
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    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 98,393 Common
------------------- -------- ---------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                         NONE
------------------- -------- ---------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                98,393 Common
------------------- -------- ---------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                           NONE
------------------- -------- ---------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           98,393 Common
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* |_|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.3%
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14         TYPE OF REPORTING PERSON
                    IV, PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on August 7, 1996, as amended on December 22, 1999, March 28, 2000 and December 22, 2000, to report ownership of shares of the Common Stock, $.01 par value (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 2101 North Veterans Parkway, Bloomington, Illinois 61704, is hereby amended.

Item 2. Identity and Background

         There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 24,852 shares covered by this Schedule 13D was $320,675, including commissions. Investors purchased the Common stock with internal funds.

Item 4. Purpose of Transaction

         Investors has held an investment in Citizens since 1996 and believes that, at current and recent prices, its shares are significantly undervalued. We note that the market price for the stock has languished, with a 52 week high of only $16 3/8 and there were no trades in January or February above 12 13/16, well below reported book value. Except for the brief effect of the Dutch Auction tender offer, the stock has consistently been depressed and failed to provide shareholders with a reasonable return, leaving Investors and our fellow long term holders in a no-win situation. We believe that unless positive actions are taken in the near future, the Issuer runs the risk of continuing unacceptable performance as shareholders abandon ship and sell their shares or, worse yet, pursue class actions or other measures to try to recoup their investments.

         Investors wants to offer assistance and encouragement to management and the Board of Directors, and possibly other concerned shareholders, in finding ways to enhance earnings, growth and stock performance. In that regard,
Investors plans to contact the Board of Directors, collectively and individually, to offer our support for initiatives that will demonstrate the commitment necessary to reverse unfavorable trends (such as mounting loan losses) and unlock value. Without a nonrecurring gain of more than $2.4 million from the sale of a branch office, Citizens would have sustained a significant loss last year.

         We believe that Citizens' potential lies in enhancing its position as a community based, traditional lender (whether remaining independent or as part of a larger, community oriented company). Investors and our affiliates have experience and expertise in stimulating growth and earnings at financial institutions and in helping shareholders unlock the value in their shares. We are eager to help Citizens move toward a better future for the shareholders. While Investors has no current plans or proposals relating to a change in control, merger or other type of change in corporate structure, all options to benefit shareholders should be actively considered, and Investors and its affiliates are prepared to consider acquiring Citizens.

         Investors may acquire additional shares of Citizens stock, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to the availability of shares at prices that appear reasonable. While it is not Investors' intention to do so currently, we also reserve the right to dispose of some or all of the shares now owned, in the open market or in privately negotiated transactions or otherwise, depending on the results of our continuing assessment of market conditions.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,568,512 shares outstanding, as indicated by Citizens in response to our telephone inquiry at February 27, 2001. As of the close of business on March 2, 2001, Investors beneficially owned 98,393, or approximately 6.27%, of such number of shares of Common Stock.

         (b) Investors beneficially owns 98,393 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described on Exhibit 5(c) attached hereto.

         (d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          INVESTORS OF AMERICA
                                          LIMITED PARTNERSHIP



                                           By:/s/James F. Dierberg
                                              ----------------------------------
                                                 James F. Dierberg, President of
                                                 First Securities America, Inc.,
                                                 General Partner


Date:  March 2, 2001

                                  Exhibit 5(c)

                    INVESTORS OF AMERICA LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)


Identity of                 Date of         Number of           Price Per
Purchaser                   Purchase     Shares Purchased         Share

Investors of America         2/15/01          1,152              12.875
Limited Partnership          2/22/01          6,000              12.8125
                             2/23/01         10,000              12.8125
                             3/02/01          7,700              13.09